SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

BOCA RESORTS, INC. ______________________________________________________________________________
(Name of Issuer)

Shares of Class A Common Stock, par value $0.01 per share ______________________________________________________________________________
(Title of Class of Securities)

09688T106 ______________________________________________________________________________
(CUSIP Number)

December 31, 2000 ______________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d1-(b)
☐	Rule 13d1-(c)
☐	Rule 13d1-(d)

CUSIP No. 09688T106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Blavin & Company, Inc. (Tax ID: 061433471)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,360,350
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,360,350
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,360,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8% **
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No. 09688T106	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Paul W. Blavin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)	☐ ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,360,350
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,360,350
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,360,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8% **
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

SCHEDULE 13G

          This Schedule 13G (the "Schedule 13G") is being filed on behalf of Blavin & Company, Inc., a Delaware corporation ("BCI"), and Mr. Paul W. Blavin, the principal of BCI, relating to shares of Class A Common Stock of Boca Resorts, Inc., a Delaware corporation (the "Issuer").

          This Schedule 13G relates to shares of Class A Common Stock of the Issuer purchased by BCI for the account of four institutional clients for which BCI acts as investment advisor .

Item 1(a)	Name of Issuer. Boca Resorts, Inc.
Item 1(b)	Address of Issuer's Principal Executive Offices. 501 East Camino Real, Boca Raton, Florida 33432
Item 2(a)	Name of Person Filing. Blavin & Company, Inc. ("BCI") and Paul W. Blavin, as principal for BCI
Item 2(b)	Address of Principal Business Office, or, if none, Residence. 8800 North Gainey Center Drive, Suite 260, Scottsdale, Arizona 85258
Item 2(c)	Citizenship or Place of Organization. BCI is a corporation organized under the laws of the State of Delaware. Paul W. Blavin is the principal of BCI and a United States citizen.
Item 2(d)	Title of Class of Securities. Class A Common Stock, par value $0.01 per share (the "Class A Common Stock").
Item 2(e)	CUSIP Number. 09688T106

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☒	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813.
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4	Ownership.
(a) BCI and Mr. Blavin are the beneficial owners of 2,360,350 shares of Class A Common Stock.
(b)

BCI and Mr. Blavin are the beneficial owners of 5.8% of the outstanding shares of Class A Common Stock. This percentage is determined by dividing 2,360,350 by 40,606,072, the number of shares of Class A Common Stock issued and outstanding on November 10, 2000, as reported in the Issuer's quarterly report on Form 10-Q filed November 14, 2000.

(c)

BCI has the sole power to vote and dispose of the 2,360,350 shares of Class A Common Stock beneficially owned by it. As the principal of BCI, Mr. Blavin may direct the vote and disposition of the 2,360,350 shares of Class A Common Stock beneficially owned by BCI.

Item 5	Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
All securities reported in this schedule are owned by advisory clients of BCI. To the knowledge of BCI, no one advisory client owns more than 5% of the Class A Common Stock.
Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8	Identification and Classification of Members of the Group.
Inapplicable.
Item 9	Notice of Dissolution of Group.
Inapplicable.
Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated January 24, 2001, between BCI and Paul W. Blavin.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date: January 24, 2001

BLAVIN & COMPANY, INC.
By:	PAUL W. BLAVIN _____________________________________ Paul W. Blavin President
PAUL W. BLAVIN __________________________________________ Paul W. Blavin